Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated April 9, 2015	Registration Statement No. 333-193172

GEOVAX LABS, INC.

Up to 285,714 Shares of Common Stock

We are supplementing the prospectus dated April 9, 2015 covering the sale of up to 285,714 shares of our common stock, $0.001 par value, that may be sold from time to time by the selling stockholders named in the prospectus, to add certain information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, which was filed with the Securities and Exchange Commission on November 12, 2015.

This prospectus supplement supplements information contained in the prospectus dated April 9, 2015 and should be read in conjunction therewith, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 9, 2015, including any previous supplements and amendments thereto.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus dated April 9, 2015 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement in truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 12, 2015.

TABLE OF CONTENTS

		Page
PART I – FINANCIAL INFORMATION
Item 1	Financial Statements	1
Item 2	Management's Discussion and Analysis of Financial Condition and Results of Operations	8
Item 3	Quantitative and Qualitative Disclosures About Market Risk	12
Item 4	Controls and Procedures	13

Part I -- FINANCIAL INFORMATION

Item 1     Financial Statements

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,821,037	$1,101,651
Grant funds receivable	-	79,341
Prepaid expenses and other current assets	75,276	44,503

Total current assets	1,896,313	1,225,495

Property and equipment, net	90,842	96,693

Deposits	11,010	11,010

Total assets	$1,998,165	$1,333,198

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,492	$55,616
Accrued expenses	5,000	52,490
Amounts payable to a related party (Note 11)	70,729	78,917

Total current liabilities	118,221	187,023

Commitments (Note 6)

Stockholders’ equity:
Preferred stock, $.01 par value:
Authorized shares – 10,000,000
Series B convertible preferred stock, $1,000 stated value; 100 shares issued and outstanding at September 30, 2015 and December 31, 2014	76,095	76,095
Series C convertible preferred stock, $1,000 stated value; 3,000 and -0- shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	983,941	-
Common stock, $.001 par value:
Authorized shares – 150,000,000 and 75,000,000 at September 30, 2015 and December 31, 2014, respectively
Issued and outstanding shares – 31,950,813 at September 30, 2015 and December 31, 2014	31,951	31,951
Additional paid-in capital	32,570,153	30,823,769
Accumulated deficit	(31,782,196)	(29,785,640)

Total stockholders’ equity	1,879,944	1,146,175

Total liabilities and stockholders’ equity	$1,998,165	$1,333,198

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Grant revenue	$93,130	$322,086	$268,028	$659,867

Operating expenses:
Research and development	378,521	425,498	1,166,803	1,344,560
General and administrative	335,932	411,814	1,102,262	1,128,478
Total operating expenses	714,453	837,312	2,269,065	2,473,038

Loss from operations	(621,323)	(515,226)	(2,001,037)	(1,813,171)

Other income:
Interest income	1,424	711	4,481	3,201
Total other income	1,424	711	4,481	3,201

Net loss	$(619,899)	$(514,515)	$(1,996,556)	$(1,809,970)

Basic and diluted:
Loss per common share	$(0.02)	$(0.02)	$(0.06)	$(0.07)
Weighted averages shares outstanding	31,950,813	25,325,141	31,950,813	25,109,811

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(1,996,556)	$(1,809,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,701	50,003
Stock-based compensation expense, including common stock issued for services	50,516	165,638
Changes in assets and liabilities:
Grant funds receivable	79,341	140,909
Prepaid expenses and other current assets	(30,773)	(20,631)
Accounts payable and accrued expenses	(68,802)	(142,116)
Total adjustments	51,983	193,803
Net cash used in operating activities	(1,944,573)	(1,616,167)

Cash flows from investing activities:
Purchase of property and equipment	(15,850)	(35,503)
Net cash used in investing activities	(15,850)	(35,503)

Cash flows from financing activities:
Net proceeds from sale of preferred stock	2,679,809	-
Net cash provided by financing activities	2,679,809	-

Net increase (decrease) in cash and cash equivalents	719,386	(1,651,670)
Cash and cash equivalents at beginning of period	1,101,651	2,513,861

Cash and cash equivalents at end of period	$1,821,037	$862,191

Supplemental disclosure of non-cash financing activities:

During the nine-month period ended September 30, 2014, an aggregate of 71 shares of our Series A Convertible Preferred Stock were converted into 202,857 shares of common stock, and an aggregate of 525 shares of our Series B Convertible Preferred Stock were converted into 1,500,000 shares of common stock.

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

1.     Description of Company

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing human vaccines using our novel platform technology. Our current development programs are focused on vaccines against Ebola and Marburg viruses, and Human Immunodeficiency Virus (HIV). Our vaccine delivery technology generates virus-like particles (VLPs) that are effective at eliciting safe and effective immune responses. Our proprietary Ebola vaccine technology has been developed internally using technology licensed from the National Institutes of Health (NIH), while our HIV vaccine technology was developed in collaboration with Emory University, the NIH, and the Centers for Disease Control and Prevention (CDC) and is exclusively licensed to us. GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia.

2.     Basis of Presentation

The accompanying condensed consolidated financial statements at September 30, 2015 and for the three-month and nine-month periods ended September 30, 2015 and 2014 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of the financial statements. We are devoting substantially all of our present efforts to research and development of our vaccine candidates. We have funded our activities to date from government grants and clinical trial assistance, and from sales of our equity securities. We will continue to require substantial funds to continue our research and development activities. We believe that our existing cash resources and grant commitments will be sufficient to fund our planned operations through the first quarter of 2016, but due to our history of operating losses and our continuing need for capital to conduct our research and development activities, there is substantial doubt concerning our ability to operate as a going concern beyond that date. We are currently exploring sources of capital through government grants and clinical trial support and through philanthropic foundation support. We may also secure additional funds through sales of our equity securities or the exercise of currently outstanding stock purchase warrants. Management believes that the Company’s demonstrated history of successful funding through both government sources and equity securities alleviate the substantial doubt about the Company’s ability to operate as a going concern. However, additional funding may not be available on favorable terms or at all. If we fail to obtain additional capital when needed, we may be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

3.     Significant Accounting Policies and Recent Accounting Pronouncements

We disclosed in Note 2 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 those accounting policies that we consider significant in determining our results of operations and financial position. There have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company beginning in 2017 and allows for either full retrospective adoption or modified retrospective adoption. We are currently evaluating the impact of the adoption of ASU 2014-09 on our financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements during the nine-month period ended September 30, 2015 which we expect to have a material impact on our financial statements.

4.     Basic and Diluted Loss Per Common Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents consist of convertible preferred stock, stock options and stock purchase warrants. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 79.0 million and 12.5 million shares at September 30, 2015 and 2014, respectively.

5.     Property and Equipment

Property and equipment as shown on the accompanying Condensed Consolidated Balance Sheets is composed of the following as of September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Laboratory equipment	$525,956	$510,106
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	28,685	28,685
Total property and equipment	670,246	654,396
Accumulated depreciation and amortization	(579,404)	(557,703)
Property and equipment, net	$90,842	$96,693

6.     Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space located in Smyrna, Georgia, pursuant to an operating lease which expires on December 31, 2016, an additional 12-month renewal option. As of September 30, 2015, our future minimum lease payments for the current lease term (excluding the renewal option) total $36,523 for the remainder of 2015, and $149,042 for 2016.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of our clinical trials, and other research-related activities. As of September 30, 2015, we had approximately $36,200 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2015.

7.     Preferred Stock

Series B Convertible Preferred Stock

As of September 30, 2015, there are 100 shares of our Series B Convertible Preferred Stock outstanding (issued in December 2013), convertible into 285,714 shares of our common stock. During the nine-month period ended September 30, 2015, there were no conversions or other transactions involving our Series B Convertible Preferred Stock.

Series C Convertible Preferred Stock

In February 2015, we established from the authorized preferred stock a series of preferred stock, consisting of 3,000 shares of Series C Convertible Preferred Stock, $1,000 stated value (“Series C Preferred Shares”) and entered into a Securities Purchase Agreement (“SPA”) whereby we issued to two institutional investors (“Purchasers”) the Series C Preferred Shares for gross proceeds of $3.0 million. Net proceeds to the Company from this transaction, after deduction of placement agent fees and other expenses, were approximately $2.7 million.

The Series C Preferred Shares may be converted at any time at the option of the Purchasers into shares of our common stock. The initial conversion price of the Series C Preferred Shares was $0.18 per share (“Conversion Price”). The Series C Preferred Shares have a liquidation preference equal to the initial purchase price, have no voting rights, and are not entitled to a dividend. The Series C Preferred Shares contains price adjustment provisions, which may, under certain circumstances, reduce the Conversion Price on several future dates according to a formula based on the then-current market price for our common stock. As discussed below, on April 8, 2015 the Conversion Price was adjusted to $0.142 per share resulting in an aggregate total of 21,126,760 shares of our common stock (“Conversion Shares”) into which the Series C Preferred Shares currently may be converted.

Pursuant to the terms of the SPA, we issued to each Purchaser Series D, E and F Warrants (collectively, the “Investor Warrants”), each to purchase up to a number of shares of our common stock equal to 100% of the Conversion Shares underlying the Series C Preferred Shares (up to 16,666,666 shares in the aggregate for each of the three series of warrants, or 49,999,998 shares in total). The Series D Warrants had an initial exercise price of $0.22 per share, are currently exercisable, and have a term of exercise equal to five years from the date of issuance. The Series E Warrants had an initial exercise price of $0.18 per share, are currently exercisable, and have a term of exercise equal to one year from the date of issuance. The Series F Warrants had an initial exercise price of $0.22 per share and have a term of exercise equal to five years from the date of issuance, but only vest and become exercisable upon, and in proportion to, the exercise of the one-year Series E Warrants. We also issued to our placement agent warrants (“Placement Agent Warrants”) to acquire 1,333,333 shares of our Common Stock with terms substantially the same as the Series D Warrants. The Investor Warrants and Placement Agent Warrants contain anti-dilution and price adjustment provisions, which may, under certain circumstances, (i) reduce the exercise price on several future dates according to a formula based on the then-current market price for our common stock and (ii) reduce the exercise price to match if we sell or grant options to purchase, including rights to reprice, our common stock or common stock equivalents at a price lower than the exercise price of the warrants, or if we announce plans to do so. The number of shares subject to warrants will not increase due to such reductions in exercise price.

In connection with the sale of the Series C Preferred Shares, we entered into a Registration Rights Agreement (“RRA”) with the Purchasers, pursuant to which we filed a registration statement with the Securities and Exchange Commission (“SEC”) on March 20, 2015. It was declared effective by the SEC on April 8, 2015, which triggered the price adjustment provisions of the Series C Preferred Shares and the related warrants. As of that date, the conversion price of the Series C Preferred Shares was reduced to $0.142, the exercise price of the Series E Warrants was reduced to $0.142, and the exercise price of the Series D Warrants, Series F Warrants and Placement Agent Warrants was reduced to $0.1704.

Accounting Treatment and Allocation of Proceeds. We first assessed the Series C Preferred Shares under ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and determined such preferred stock not to be a liability under ASC 480. We next assessed the preferred stock under ASC Topic 815. “Derivatives and Hedging” (“ASC 815”). The preferred stock contains an embedded feature allowing an optional conversion by the holder into common stock which meets the definition of a derivative. However, we believe that the preferred stock is an “equity host” (as described by ASC 815) for purposes of assessing the embedded derivative for potential bifurcation and determined that the optional conversion feature is clearly and closely associated to the preferred stock host; we therefore determined that the embedded derivative does not require bifurcation and separate recognition under ASC 815. We then assessed the preferred stock under ASC Topic 470, “Debt” (“ASC 470”), and determined there to be no beneficial conversion feature (“BCF”) requiring recognition at the issuance date. We also assessed the warrants issued in connection with the financing under ASC 815 and determined that they do not initially meet the definition of a derivative, but will require evaluation on an on-going basis.

The following is a summary of the allocation of the net proceeds from the preferred stock financing:

Net proceeds after transaction costs	$2,679,809
Less: Fair value of warrants (recorded to Additional Paid-in Capital)	(1,695,868)
Recorded value of Series C Preferred Shares at September 30, 2015	$983,941

8.     Common Stock

Increase in Authorized Shares of Common Stock

At our annual meeting of stockholders held on May 12, 2015, our stockholders approved an amendment to our certificate of incorporation to increase our authorized shares of common stock from 75,000,000 shares to 150,000,000 shares. The amendment to our certificate of incorporation was filed with the Delaware Secretary of State on May 13, 2015.

Common Stock Transactions

During the nine-month period ended September 30, 2015, there were no transactions involving our Common Stock.

Stock Options

We maintain a stock option plan that provides the Board of Directors broad discretion in creating equity incentives for employees, officers, directors and consultants. The following table presents a summary of stock option transactions during the nine-month period ended September 30, 2015:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2014	1,183,100	$3.50
Granted	41,400	0.15
Exercised	--	--
Forfeited or expired	(68,000)	1.50
Outstanding at September 30, 2015	1,156,500	$3.50
Exercisable at September 30, 2015	720,094	$5.42

Stock Purchase Warrants

The following table presents a summary of stock purchase warrant transactions during the nine-month period ended September 30, 2015:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2014	5,108,826	$0.66
Issued – Series D Warrants (1)	16,666,666	0.17
Issued – Series E Warrants (1)	16,666,666	0.14
Issued – Series F Warrants (1)	16,666,666	0.17
Issued – Placement Agent Warrants (1)	1,333,333	0.17
Outstanding at September 30, 2015	56,442,157	$0.20
Exercisable at September 30, 2015	39,775,491	$0.21

(1)	See discussion under “Series C Convertible Preferred Stock” in Note 7.

Stock-Based Compensation Expense

During the three-month and nine-month periods ended September 30, 2015 and 2014, we recorded stock-based compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Stock Option Expense	$16,926	$24,573	$50,516	$75,927
Common Stock Issued for Services	-	-	-	50,000
Warrant Modification Expense	-	-	-	39,711
Total Stock-Based Compensation Expense	$16,926	$24,573	$50,516	$165,638

Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification. As of September 30, 2015, there was $64,330 of unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.5 years.

Common Stock Reserved

A summary of our common stock reserved for future issuance is as follows as of September 30, 2015:

Series B Convertible Preferred Stock	285,714
Series C Convertible Preferred Stock	21,126,760
Common Stock Purchase Warrants	56,442,157
Equity Incentive Plans	1,197,529
Total	79,052,160

9.     Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits may be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

10.   Government Grants

We record revenue associated with government grants as the related costs and expenses are incurred and such revenue is reported as a separate line item in our statements of operations. Grant revenues recorded during the three-month and nine-month periods ended September 30, 2015 and 2014 relate to grants from the NIH in support of our HIV vaccine development activities. As of September 30, 2015, there is $260,522 of approved grant funds remaining and available for use, which we anticipate recognizing as revenue during the remainder of 2015 and the first half of 2016.

11.   Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for certain prior and ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to our technology license agreement from Emory. During the three-month and nine-month periods ended September 30, 2015, we recorded $30,785 and $94,690, respectively, of general and administrative expense associated with these patent cost reimbursements to Emory, as compared to $19,757 and $135,150, respectively, for the same periods in 2014.

Item 2       Management’s Discussion and Analysis of Financial Condition And Results of Operations

FORWARD LOOKING STATEMENTS

In addition to historical information, the information included in this Form 10-Q contains forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, including but not limited to the risk factors set forth under the heading “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2014, and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘believes,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,” ‘‘intends,’’ ‘‘plans,’’ ‘‘pro forma,’’ ‘‘estimates,’’ or ‘‘anticipates’’ or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	whether we can raise additional capital as and when we need it;
●	whether we are successful in developing our products;
●	whether we are able to obtain regulatory approvals in the United States and other countries for sale of our products;
●	whether we can compete successfully with others in our market; and
●	whether we are adversely affected in our efforts to raise cash by the volatility and disruption of local and national economic, credit and capital markets and the economy in general.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s analysis only. We assume no obligation to update forward-looking statements.

Overview

GeoVax is a clinical-stage biotechnology company developing human vaccines using our novel platform technology. Our current development programs are focused on Ebola and Marburg viruses, and HIV. Our HIV vaccine technology was developed in collaboration with researchers at Emory University, the NIH, and the CDC, and is exclusively licensed to us from Emory University. We also have nonexclusive licenses to certain patents owned by the NIH. Our Ebola and Marburg vaccines are being developed with technology licensed to us from the NIH.

Our most advanced HIV vaccine development efforts are focused on a preventive vaccine to address the clade B subtype of the HIV virus that is most prevalent in the developed world (primarily North America and Western Europe). All of the clinical trials for our preventive HIV vaccine (through Phase 2a) have been conducted by the HIV Vaccine Trials Network (HVTN) with funding from the NIH. Through a continued collaboration with the NIH and HVTN, in late 2015 we expect to initiate a Phase 1 clinical trial investigating the effect of a “protein boost” to increase the antibody responses elicited by our vaccine. While this effort continues, we are also exploring our options to secure funding to advance our vaccine (without the additional protein boost) directly into pivotal Phase 2b efficacy trials. We have also begun preclinical studies to develop an HIV vaccine candidate for the clade C subtype of HIV prevalent in the developing world (primarily sub-Saharan Africa and India); these studies are currently being supported by NIH grants. Our Ebola vaccine development efforts were initiated in 2014 and we are currently conducting preclinical animal studies through a collaboration with the NIH.

We have neither received regulatory approval for any of our vaccine candidates, nor do we have any commercialization capabilities; therefore, it is possible that we may never successfully derive significant product revenues from any of our existing or future development programs or product candidates.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles (“GAAP”) to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2015 and 2014, our revenue consisted of grant funding received from the NIH. Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company beginning in 2017 and allows for either full retrospective adoption or modified retrospective adoption. We are currently evaluating the impact of the adoption of ASU 2014-09 on our financial statements.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.

Liquidity and Capital Resources

Historically, our primary uses of cash have been to finance our research and development activities. We have funded our activities to date primarily from government grants and clinical trial assistance, and from sales of our equity securities. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001.

We believe that our existing cash resources will be sufficient to fund our planned operations through the first quarter of 2016. We will require additional funds to continue our planned operations beyond that date. We are currently seeking sources of non-dilutive capital through government grant programs and clinical trial support, and we may also conduct additional offerings of our equity securities. However, additional funding may not be available on favorable terms or at all and if we fail to obtain additional capital when needed, we may be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

At September 30, 2015, we had cash and cash equivalents of $1,821,037 and working capital of $1,778,092, as compared to $1,101,651 and $1,038,472, respectively, at December 31, 2014. As of September 30, 2015, we had an accumulated deficit of $31.8 million and we expect that, for the foreseeable future, our operations will result in a net loss on a quarterly and annual basis.

Net cash used in operating activities was $1,944,573 and $1,616,167 for the nine-month periods ended September 30, 2015 and 2014, respectively.

Net cash used in investing activities was $15,850 and $35,503 for the nine-month periods ended September 30, 2015 and 2014, respectively.

Net cash provided by financing activities was $2,679,809 and $-0- for the nine-month periods ended September 30, 2015 and 2014, respectively. The increase is related to our February 2015 financing discussed below.

The NIH has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive HIV vaccines, with GeoVax incurring certain costs associated with manufacturing the clinical vaccine supplies and other study support. We also expect the NIH to fully fund the cost of another Phase 1 trial (HVTN 114) of our preventive HIV vaccine to begin in late 2015, which will investigate the effect of adding a “protein boost” component to our vaccine. While efforts are underway to evaluate the protein boost concept, we also intend to seek funding to expedite our vaccine (without the additional protein boost) directly into pivotal Phase 2b efficacy trials.

During 2014, we completed a Phase 1 clinical trial (GV-TH-01) investigating the therapeutic use of our GOVX-B11 vaccine in HIV-infected patients. Future therapeutic studies of our vaccine may investigate the vaccine’s ability to act as a “shock agent” in a shock and kill therapy in combination with standard of care antiretroviral drug therapy to seek a cure for HIV infection. We are currently not contemplating the use of any of our existing cash resources for this program. The timetable and specific plans for additional clinical studies will be dependent upon our ability to secure external funding for the program, and on the nature of any potential collaborations we may establish.

Our Ebola/Marburg vaccine program began in late 2014, and our primary activities during 2015 are focused on constructing the vaccines and conducting preclinical animal studies. During April 2015, we entered into a Research Collaboration Agreement with the National Institute of Allergy and Infectious Disease (NIAID), part of NIH, pursuant to which NIAID is contributing certain materials and carrying out animal protection studies in small animals. The initial animal studies are ongoing, and we expect to be ready for human clinical trials to begin in late 2016 or early 2017.

In addition to clinical trial support from the NIH for our preventive HIV vaccines and collaborative research support from NIAID for our Ebola vaccine program, our operations have been partially funded by NIH research grants for our HIV program. As of September 30, 2015, there was $260,522 of unused grant funds available for use during the remainder of 2015 and the first half of 2016. We intend to pursue additional grants from the federal government for our HIV and Ebola programs but cannot be assured of success.

In February 2015, we sold shares of Series C convertible preferred stock for an aggregate purchase price of $3.0 million. Net proceeds to the Company were approximately $2.7 million. As part of this transaction, we also issued several series of five-year and one-year stock purchase warrants. The one-year warrants have a current exercise price of $0.142 and an expiration date of February 27, 2016. If exercised in full, these warrants would result in net cash proceeds to us of approximately $2.4 million.

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Contractual Obligations

As of September 30, 2015, we had noncancellable lease obligations and other firm purchase obligations totaling approximately $222,000, as compared to approximately $297,000 at December 31, 2014. We have no committed lines of credit and no other committed funding or long-term debt. We have employment agreements with our senior management team, each of which may be terminated with 30 days advance notice. There have been no other material changes to the table presented in our Annual Report on Form 10-K for the year ended December 31, 2014.

Results of Operations

Net Loss

We recorded a net loss of $619,899 for the three-month period ended September 30, 2015, as compared to $514,515 for the three-month period ended September 30, 2014. For the nine-month period ended September 30, 2015, we recorded a net loss of $1,996,556, as compared to a net loss of $1,809,970 for nine-month period ended September 30, 2014. Our net losses will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

During the three-month and nine-month periods ended September 30, 2015, we recorded grant revenue of $93,130 and $268,028, respectively, as compared to $322,086 and $659,867, respectively, during the comparable periods of 2014. Grant revenues for these periods relate to grants from the NIH in support of our HIV vaccine development activities. We record revenue associated with these grants as the related costs and expenses are incurred. The difference in our grant revenues from period to period is directly related to our expenditures for activities supported by the grants, and can fluctuate significantly based on the timing of the related expenditures.

In September 2007, the NIH awarded us a grant entitled “GM-CSF-Adjuvanted Clade C DNA/MVA and MVA/MVA Vaccines”. The aggregate award (including subsequent amendments) totaled approximately $20.4 million. For this grant, we recorded revenues of $-0- and $75,464 for the three-month and nine-month periods ended September 30, 2015, respectively, as compared to $269,334 and $484,988, respectively during the comparable periods of 2014. There are no unrecognized grant funds remaining and available for use pursuant to this grant as of September 30, 2015.

In July 2013, the NIH awarded us a Small Business Innovative Research (SBIR) grant entitled “Enhancing Protective Antibody Responses for a GM-CSF Adjuvanted HIV Vaccine.” The initial grant award was $276,690 for the first year of a two year project period beginning August 1, 2013. In July 2014, the NIH awarded us $289,641 for the second year of the project period. For this grant, we recorded revenues of $54,067 and $153,501 for the three-month and nine-month periods ended September 30, 2015, respectively, as compared to $52,752 and $174,879, respectively during the comparable periods of 2014. There are no unrecognized grant funds remaining and available for use pursuant to this grant as of September 30, 2015.

In June 2015, the NIH awarded us a Small Business Innovative Research (SBIR) grant entitled “Directed Lineage Immunizations for Eliciting Broadly Neutralizing Antibody.” The initial grant award of $299,585 is for the first year of a two year project period beginning July 1, 2015. For this grant, we recorded revenues of $39,063 for the three-month and nine-month periods ended September 30, 2015; no revenues related to this grant were recorded during the comparable periods of 2014. There is $260,522 in approved grant funds remaining and available for use as of September 30, 2015, which we anticipate recognizing as revenue during the remainder of 2015 and through June 30, 2016.

Research and Development

During the three-month and nine-month periods ended September 30, 2015, we recorded $378,521 and $1,166,803, respectively, of research and development expense as compared to $425,498 and $1,344,560, respectively, during the three-month and nine-month periods ended September 30, 2014. Research and development expense for the three-month and nine-month periods of 2015 includes stock-based compensation expense of $5,340 and $15,972, respectively, while the comparable periods of 2014 include stock-based compensation expense of $7,404 and $24,420, respectively (see discussion under “Stock-Based Compensation Expense” below). Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on our need for vaccine manufacturing by third parties, the timing of expenditures related to our grants from the NIH, the timing of costs associated with clinical trials being funding directly by us, and other factors.

We cannot predict the level of support we may receive from the HVTN, NIH, or other federal agencies (or divisions thereof) for our future research and development efforts. We expect that our research and development costs will increase in the future as we progress into the later stage human clinical trials for our HIV vaccines and as we expand our Ebola and Marburg vaccine development program.

Our vaccine candidates still require significant, time-consuming and costly research and development, testing and regulatory clearances. Completion of clinical development will take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The NIH has funded the costs of conducting all of our human clinical trials to date for our preventive HIV vaccine, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. We are having discussions with the HVTN and NIH with regard to the conduct of an additional trial of our preventive vaccine, and we expect the NIH will provide support for this trial as well. We intend to seek government and/or third party support for future clinical human trials and for production of our vaccine product for use in clinical trials, but there can be no assurance that we will be successful.

The duration and the cost of future clinical trials may vary significantly over the life of the project as a result of differences arising during development of the human clinical trial protocols, including, among others:

●	the number of patients that ultimately participate in the clinical trial;
●	the duration of patient follow-up that seems appropriate in view of the results;
●	the number of clinical sites included in the clinical trials; and
●	the length of time required to enroll suitable patient subjects.

Due to the uncertainty regarding the timing and regulatory approval of clinical trials and pre-clinical studies, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. From time to time, we will make determinations as to how much funding to direct to these programs in response to their scientific, clinical and regulatory success, anticipated market opportunity and the availability of capital to fund our programs.

In developing our product candidates, we are subject to a number of risks that are inherent in the development of products based on innovative technologies. For example, it is possible that our vaccines may be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances, causing us to delay, extend or terminate our product development efforts. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase which, in turn, could have a material adverse effect on our results of operations and cash flows. Because of the uncertainties of clinical trials, estimating the completion dates or cost to complete our research and development programs is highly speculative and subjective. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of our product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

General and Administrative Expense

During the three-month and nine-month periods ended September 30, 2015, we incurred general and administrative costs of $335,932 and $1,102,262, respectively, as compared to $411,814and $1,128,478, respectively, during the comparable periods in 2014. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, amortization expense associated with intangible assets, and other general corporate expenses. General and administrative expense for the three-month and nine-month periods of 2015 include stock-based compensation expense of $11,586 and $34,544, respectively; while the comparable periods of 2014 include stock-based compensation expense of $106,880 and $141,218, respectively (see discussion under “Stock-Based Compensation Expense” below). We expect that our general and administrative costs may increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

We recorded stock-based compensation expense of $16,926 and $50,516 during the three-month and nine-month periods ended September 30, 2015, respectively, as compared to $114,284 and $165,638, respectively, during the comparable periods of 2014. We allocate stock-based compensation expense to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. For the three-month and nine-month periods ended September 30, 2015 and 2014, stock-based compensation expense was allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Expense Allocated to:	2015	2014	2015	2014
General and Administrative Expense	$11,586	$106,880	$34,544	$141,218
Research and Development Expense	5,340	7,404	15,972	24,420
Total Stock-Based Compensation Expense	$16,926	$114,284	$50,516	$165,638

Other Income

Interest income for the three-month and nine-month periods ended September 30, 2015 was $1,424 and $4,481, respectively, as compared to $711 and $3,201, respectively, for comparable periods of 2014. The variances between periods are primarily attributable to cash available for investment and interest rate fluctuations.

Item 3     Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

Item 4     Controls and Procedures

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (Exchange Act), is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to management, including the Chief Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management has carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the three months ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.